FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2008**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________

Commission file number 001-16517

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Same as issuer named below.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Phoenix Companies, Inc. Savings and Investment Plan
One American Row
Hartford, CT 06102-5056

REQUIRED INFORMATION

The following statements and exhibits are enclosed:

1. **Statement 1: The Phoenix Companies, Inc. Savings and Investment Plan Financial Statements for the fiscal year ended December 31, 2008**

2. **Exhibit 1: Consent of Independent Registered Public Accounting Firm**

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Phoenix Companies, Inc. Savings and Investment Plan

Date 6/29/09

Suzette Louro, Assistant Vice President Employee Services
On Behalf of Plan Administrator

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

June 26, 2009

Ms. Bonnie J. Malley
Senior Vice President
The Phoenix Companies, Inc.
One American Row
Hartford, Connecticut

Enclosed is our manually signed consent relating to the use in the Registration Statement on Form S-8 (No. 001-16517) of our report dated June 25, 2009 relating to the financial statements of the Phoenix Companies, Inc. Savings and Investment Plan (the "Plan").

Our manually signed consent report serves to authorize the use of our name on our consent and report in the filing of the Company's Registration Statement on Form 11-K with the SEC.

Please provide us with an exact copy of the Registration Statement on Form 11-K as filed with the SEC.

Very truly yours,

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 001-16517) of The Phoenix Companies, Inc. of our report dated June 25, 2009 relating to the financial statements of The Phoenix Companies, Inc. Savings and Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

June 26, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Phoenix Companies, Inc.
Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Phoenix Companies, Inc. Savings and Investment Plan (the "Plan") at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Hartford, Connecticut
June 25, 2009

The Phoenix Companies, Inc. Savings and Investment Plan

Financial Statements and Supplemental Schedule
December 31, 2008 and 2007

The Phoenix Companies, Inc.
Savings and Investment Plan
Table of Contents

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

The Phoenix Companies, Inc.
Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31, 2008	December 31, 2007
Assets:		
Investments, at fair value (Note 3)	$ 106,371,426	$ 184,759,588
Participant loans, at fair value	1,744,558	2,057,764
Total investments	108,115,984	186,817,352
Sponsor contributions receivable	292,254	384,540
Net assets available for benefits, at fair value	108,408,238	187,201,892
Adjustment from fair value to contract value for interest in collective trust relative to fully benefit-responsive investment contracts	415,535	82,374
	$ 108,823,773	$ 187,284,266

The accompanying notes are an integral part of these financial statements.

The Phoenix Companies, Inc.
Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2008	Year Ended December 31, 2007
Investment income:		
Interest	$ 592,886	$ 779,315
Dividends	5,431,841	12,039,791
Net (depreciation) appreciation of investments	(66,500,163)	(589,538)
	(60,475,436)	12,229,568
Contributions:		
Sponsor	7,250,301	5,958,352
Participant	13,035,818	12,610,361
	20,286,119	18,568,713
Total (deductions) additions to net assets	(40,189,317)	30,798,281
Benefit payments	(17,781,820)	(20,121,982)
Adminstrative fees	(21,150)	(19,965)
Total deductions	(17,802,970)	(20,141,947)
Net (decrease) increase in net assets before plan mergers and transfers	(57,992,287)	10,656,334
Plan merger (Note 8)	1,897,584	-
Plan transfers (Note 9)	(22,365,790)	-
Net (decrease) increase in net assets after plan merger and transfers	(78,460,493)	10,656,334
Net assets available for benefits at beginning of year	187,284,266	176,627,932
Net assets available for benefits at end of year	$ 108,823,773	$ 187,284,266

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of The Phoenix Companies, Inc. Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution profit sharing plan that contains cash or deferred arrangement under section 401(k) of the Internal Revenue Code and is sponsored by The Phoenix Companies, Inc. ("Phoenix"). The Plan was established December 1, 1973 and most recently amended November 1, 2008. The Plan is subject to the provisions of the Internal Revenue Code and ERISA.

Eligibility

All employees are auto enrolled immediately, deductions start with the first pay cycle, at 6% pretax. The default investment is one of the Fidelity Freedom Fund investment options within the Plan, which determines the mix of investments according to the anticipated retirement date of the employee.

Contributions

Participant contributions are recorded in the period during which payroll deductions are made from the participant's earnings.

The following contributions may be made:

- Basic contributions, as defined by the Plan document, are participant contributions made through payroll deductions of not less than 1% but not exceeding 6% of the participant's Plan compensation and may be contributed either as pre-tax contributions or as after-tax contributions pursuant to section 401(k) of the Internal Revenue Code.
- Supplemental contributions, as defined by the Plan document, are participant contributions made through payroll deduction in excess of the 6% basic contribution limit but not exceeding 60% of the participant's Plan compensation and may be contributed either as pre-tax contributions or as after-tax contributions pursuant to section 401(k) of the Internal Revenue Code.
- Participants who are at least 50 years of age, or will attain age 50 by December 31 of the Plan year, are allowed to make additional contributions, known as "catch up contributions", over and above the standard IRS deferral limits for that Plan year so long as they have met certain Plan-based or law-based limits on deferrals during the Plan year. In 2008 and 2007, the maximum catch up contribution was $5,000.
- Prior to July 1, 2007, sponsor contributions for all participants were 100% of the first 3% of basic contributions plus 50% on the next 2% of basic contributions, up to a total of 4% in sponsor contributions. Participants age 50 or older with 10 or more years of service* on December 30, 2006 were given the option of remaining with this formula or participating in the new formula, which became effective July 1, 2007. Participants electing to remain with the old formula are considered grandfathered participants.

- Effective July 1, 2007 for non-grandfather participants, the sponsor contributions are made according to the following formula:

  - Employees with less then 5 years of service* will receive a match of 100% on the first 3% of base salary; 50% on the next 3% of base salary.
  - Employees with at least 5 and less then 10 years of service* will receive a match of 100% on the first 6% of base salary.
  - Employees with at least 10 and less then 15 years of service* will receive 100% on the first 3% of base salary; 150% on the next 3% of base salary.
  - Employees with 15 or more years of service* will receive 150% on the first 6% of base salary.

  *Completed years of service on January 1 of each calendar year.

- Prior to July 1, 2007, if a new employee did not elect a deferral percentage; the automatic participant contribution percentage was 5% of Plan compensation.

- Effective July 1, 2007, if a new employee does not elect a deferral percentage, the automatic participant contribution percentage is 6% of Plan compensation.

- Effective January 1, 2008, participants may elect to contribute after-tax dollars to a Roth 401k in lieu of all or a portion of the pre-tax elective deferrals the participant is otherwise eligible to make under the Plan.

Participants may direct the investment of their contributions and employer contributions into various investment options offered by the Plan.

Participant accounts

Each participant's account is credited with the participant's contributions, the allocation of sponsor's contributions and Plan earnings, if any. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investment in that fund. Earnings are reinvested in the same investment vehicle and are credited to the respective participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

Plan participants are immediately vested in their own contributions plus actual earnings thereon. Participants employed as of July 1, 2002, became 100% vested in the sponsor matching contributions. Participants who terminated prior to July 1, 2002 remain subject to the prior vesting schedule, whereby a participant became 25% vested on the January 1 following the date of employment and an additional 25% vested on each subsequent January 1 until the participant was 100% vested.

Upon death or disability, all matching contributions become fully vested.

Benefit payments

The following options are available upon termination of service, retirement or disability:

- If the value of an account balance is greater than $5,000, a participant may elect to receive a lump-sum distribution, roll over the account balance to an IRA or other qualified plan or retain amounts in the Plan until normal retirement age.

- If the value of an account balance does not exceed $5,000 and the participant does not elect to receive a lump-sum distribution or roll over the account balance to an IRA or other qualified plan, it will be automatically transferred to an IRA with Fidelity from which they can obtain cash or roll it over to another IRA or another employer's qualified retirement plan.

Upon death, the value of a participant's account becomes payable to his or her beneficiary. If the participant is not married and has not designated a beneficiary, his or her account balance will be paid to their estate. Spousal beneficiaries have the same payment options available to retirees. Non-spousal beneficiaries may elect to receive a lump sum distribution or roll over the account balance to an IRA.

Distributions are subject to the applicable provisions of the Plan document. Benefit payments are recorded when they have been approved for payment and paid by the Plan.

Participant loans

A participant may borrow up to a maximum of $50,000 (reduced by the highest outstanding balance of loans during the one-year period immediately prior to the loan application) or one half of the participant's pre-tax, after-tax and rollover account balances, whichever is less. Loans are treated as a transfer from/to the investment fund to/from the participant loan account. A loan is collateralized by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (5.0% to 10.5% as of December 31, 2008 and 2007). Loan terms generally range from 1 to 4 ½ years, however, when proceeds are used for the purchase of a primary residence, terms may be up to 30 years. Principal and interest are paid ratably through semi-monthly payroll deductions beginning in the month following receipt of the loan. Participants are limited to 2 outstanding loans.

2. Summary of Accounting Policies

Method of accounting

The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment valuation

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value shares held by the Plan at year end. Fair value and contract value of investments in the common/collective trust are determined based on the fair value and contract value of the underlying investments in the respective trusts. The Common Stock funds are valued at quoted share value price. Participant loans are valued at their outstanding loan balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Administrative expenses

Phoenix currently pays fees and expenses related to the Plan with the exception of participant fees for loan initiation and administration paid to Fidelity Investment Institutional Operations Company, Inc. and short term trading fees paid to the fund advisor. Other expenses of the mutual funds are reflected in the investment results.

Use of estimates

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Risks and uncertainties

The Plan provides for various investment options in mutual funds, common/collective trusts and Common Stock funds. All investment options are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the financial statements.

Adoption of new accounting standards

SFAS No. 157, Fair Value Measurements ("SFAS 157"), defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels, from highest to lowest, are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Plan's adoption of SFAS No.157 did not have a material effect on the financial statements.

On February 15, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"), which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value (i.e., the fair value option), on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes in fair value must be recorded in earnings. Additionally, SFAS 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. Phoenix adopted SFAS 159 as of January 1, 2008 with no effect on our financial statements.

3. Investments

Fair Values of Assets by Type and Level:

	As of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 94,596,873	$ -	$ -	$ 94,596,873
Common/Collective Trust		7,703,360	-	7,703,360
Common Stock Funds	3,510,942	560,251	-	4,071,193
Participant Loans			1,744,558	1,744,558
Total assets at fair value	$ 98,107,815	$ 8,263,611	$ 1,744,558	$ 108,115,984

Fair Values and Carrying Values of Assets:

	As of December 31,			
	2008		2007	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Mutual Funds	$ 94,596,873	$ 94,596,873	$ 166,263,681	$ 166,263,681
Common/Collective Trust*	7,703,360	8,118,895	7,579,814	7,662,188
Common Stock Funds	4,071,193	4,071,193	10,916,093	10,916,093
Participant Loans	1,744,558	1,744,558	2,057,764	2,057,764
Total assets	$ 108,115,984	$ 108,531,519	$ 186,817,352	$ 186,899,726

*Carrying Value represents Contract Value (see Note 2)

Level 3 Assets

	Year ended December 31, 2008
Participant loans balance, beginning of year	$ 2,057,764
Realized gains/(losses)	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	-
Purchases, sales, issuance and settlements (net)	(313,206)
Participant loans balance, end of year	$ 1,744,558

Investment performance

During the years ended December 31, 2008 and 2007, the Plan's investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in fair value as follows:

	For the Year Ended December 31,	
	2008	2007
Mutual Funds	$ (58,708,523)	$ 2,710,249
Phoenix Common Stock Fund	(7,791,640)	(3,299,787)
Net (depreciation) appreciation in fair value of investments	$ (66,500,163)	$ (589,538)

Investments that represent 5% or more of the Plan's net assets are separately identified below:

	As of December 31,	
	2008	2007
Fidelity Retirement Money Market Fund	$ 12,933,575	$ 14,249,027
American Funds Growth Fund of America	10,147,247	20,483,723
Artisan Mid Cap Investment Fund	8,261,382	17,609,034
Fidelity Managed Income Portfolio	7,703,360	NA
Fidelity Contrafund	6,774,818	14,156,010
Virtus Balanced Fund	5,585,104	NA
Phoenix Common Stock Fund*	NA	10,916,093
Fidelity Freedom 2020	NA	9,548,915

*(See Note 4)

4. Related Party Transactions

On February 7, 2008, Phoenix announced that its board of directors had decided to pursue the spin-off of its asset management subsidiary, Phoenix Investment Partners, Ltd., later re-named Virtus Investment Partners, Inc. ("Virtus"), excluding the assets and business of Goodwin Capital Advisers, Inc., in order to enhance stockholder value. On December 12, 2008, Phoenix's board of directors formally approved the spin-off and declared a dividend payable to each holder of record at the close of business on December 22, 2008, of one share of Virtus common stock for every 20 shares of Phoenix common stock held by such holder. Phoenix distributed 100% of Virtus common stock to its stockholders (other than shares withheld to satisfy certain withholding obligations) on December 31, 2008. Following the spin-off, Phoenix and Virtus are independent of each other and have separate boards of directors and management.

As a result of the spin-off transaction as mentioned above, the Plan received a Virtus Common Stock Fund dividend on December 22, 2008 of $560,251. As of December 31, 2008, the Virtus Common Stock Fund balance was $560,251.

Plan assets include investments in funds managed and underwritten by Virtus Investment Partners, Inc. Plan assets also include investments in funds managed by Fidelity Management Research Corporation (FMR). In addition, the Phoenix Common Stock Fund and Virtus Common Stock Fund are offered as an investment option in the Plan. However, the Virtus Common Stock fund is only available to liquidate, not purchase, units.

Information about the net assets and the significant components of the changes in net assets relating to the Phoenix Common Stock Fund is as follows:

	December 31,			
	2008		2007	
Net Assets:				
Phoenix Common Stock Fund	$	3,510,942	$	10,916,093

	Year ended December 31, 2008		Year ended December 31, 2007	
Changes in Net Assets:				
Contributions	$	965,601	$	967,803
Loan Repayments		20,796		34,718
Loan Interest		5,648		7,689
Transfers from other investments		3,335,360		1,681,385
Net Appreciation/(Depreciation)		(7,791,549)		(3,300,177)
Benefits paid to participants		(503,739)		(809,695)
Loans paid to participants		(12,256)		(43,080)
Transfers to other investments		(2,391,865)		(2,555,416)
Plan to plan transfer out		(1,032,137)		-
Adminstrative fees		(1,010)		(1,613)
Net increase (decrease) in net assets	$	(7,405,151)	$	(4,018,386)

Fidelity Investments Institutional Operations Company, Inc. (FIIOC), a wholly owned subsidiary of FMR, is the Plan record keeper. Fidelity Management Trust Company (FMTC), also a wholly owned subsidiary of FMR, is the Plan trustee.

Participants of the Plan are allowed to take loans collateralized against their account balances. (See "Participants loans" under Note 1)

Personnel and facilities of Phoenix have been used to perform administrative functions for the Plan at no charge to the Plan. These transactions, in the opinion of the Phoenix Benefit Plans Committee, are exempt from detailed reporting under Title I of ERISA.

5. Plan Termination

Although they have not expressed any intent to do so, Phoenix has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested, to the extent not already vested.

6. Income Tax Status

The Internal Revenue Service has determined, and informed Phoenix by an opinion letter dated January 27, 2003, that the Plan document and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan document has been amended since receiving the determination letter. The Plan Administrator believes that the Plan document is designed and is currently being administered in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. Forfeitures

Forfeitures resulted from employees terminated prior to July 1, 2002 who had non-vested sponsor matching contributions. The accumulated forfeiture balance is available to offset sponsor contributions, which would be otherwise payable by Phoenix in accordance with the Plan document. The forfeiture balance at December 31, 2008 and 2007 was $23,780 and $67,680, respectively.

8. Plan Merger

The AGL Life Assurance Company 401(k) Plan (the "AGL Plan") merged with and into the Plan in March 2008 resulting in the transfer of net assets of $1,897,584 into the Plan. Effective January 1, 2008, participants of the AGL Plan became eligible to participate in the Plan.

9. Plan Transfers

On November 1, 2008, Virtus employees were no longer eligible to participate in the Plan. On November 10, 2008, participant accounts for Virtus employees were transferred out of the Plan resulting in the reduction of $22,365,790 in net Plan assets.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31, 2008	December 31, 2007
Net assets available for benefits per the financial statement	$ 108,823,773	$ 187,284,266
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(415,535)	(82,374)
Net assets available for benefits per the Form 5500	$ 108,408,238	$ 187,201,892

The following is a reconciliation of investment income per the financial statements to Form 5500:

	December 31, 2008
Total investment income per the financial statement	$ (60,475,436)
Adjustment to report common trust at fair value on December 31, 2008	(415,535)
Adjustment to report common trust at fair value on December 31, 2007	82,374
Total investment income per the Form 5500	$ (60,808,597)

11. Subsequent Events

Effective January 1, 2009, terminated participants will be allowed to take partial withdrawals until normal retirement age.

The Phoenix Companies, Inc.
Savings and Investment Plan
Schedule H (Line 4i) Form 5500 - Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current value
*	Fidelity Investments	Fidelity Contrafund	N/A**	$	6,774,818
*	Fidelity Investments	Fidelity Equity Income Fund	N/A**	$	2,567,388
*	Fidelity Investments	Fidelity Growth Company	N/A**	$	1,811,308
*	Fidelity Investments	Fidelity Low Priced Stock Fund	N/A**	$	3,155,549
*	Fidelity Investments	Fidelity Small Cap Independence Fund	N/A**	$	1,467,069
*	Fidelity Investments	Fidelity Freedom Income Fund	N/A**	$	128,368
*	Fidelity Investments	Fidelity Freedom 2000 Fund	N/A**	$	159,796
*	Fidelity Investments	Fidelity Freedom 2010 Fund	N/A**	$	1,280,333
*	Fidelity Investments	Fidelity Freedom 2020 Fund	N/A**	$	5,054,477
*	Fidelity Investments	Fidelity Freedom 2030 Fund	N/A**	$	3,497,548
*	Fidelity Investments	Fidelity Freedom 2040 Fund	N/A**	$	2,316,957
*	Fidelity Investments	Fidelity Freedom 2005 Fund	N/A**	$	48,012
*	Fidelity Investments	Fidelity Freedom 2015 Fund	N/A**	$	260,011
*	Fidelity Investments	Fidelity Freedom 2025 Fund	N/A**	$	1,075,272
*	Fidelity Investments	Fidelity Freedom 2035 Fund	N/A**	$	431,928
*	Fidelity Investments	Fidelity Freedom 2045 Fund	N/A**	$	164,068
*	Fidelity Investments	Fidelity Freedom 2050 Fund	N/A**	$	76,944
*	Fidelity Investments	Fidelity Retirement Money Market Fund	N/A**	$	12,933,575
*	Fidelity Investments	Fidelity Managed Income Portfolio	N/A**	$	7,703,360
*	Fidelity Investments	Spartan U.S. Equity Index Fund	N/A**	$	3,606,416
*	Fidelity Investments	Fidelity U.S. Bond Index Fund	N/A**	$	3,851,911
	Franklin Investments	Mutual Discovery Fund	N/A**	$	4,106,339
*	Virtus Investments	Virtus Balanced Fund	N/A**	$	5,585,104
*	Virtus Investments	Virtus Real Estate	N/A**	$	180,313
	Artisan Investments	Artisan Mid Cap Investment Fund	N/A**	$	8,261,382
	Artisan Investments	American Funds Growth Fund of America	N/A**	$	10,147,247
	Artisan Investments	American Funds Europac Growth	N/A**	$	3,581,147
*	Virtus Investments	Virtus Global Opps Fund	N/A**	$	1,866,092
*	Virtus Investments	Virtus Growth & Income Fund	N/A**	$	1,392,952
*	Virtus Investments	Virtus Multi-Sector Fixed Income Fund	N/A**	$	2,665,387
*	Virtus Investments	Virtus Multi-Sector Short Term Bond Fund	N/A**	$	1,963,557
	Allianz Investment	Allianz NFJ Small Cap Value Fund	N/A**	$	2,937,631
	Lord Abbett Investment	Lord Abbett Mid-Cap Value Fund	N/A**	$	1,151,387
*	Virtus Investments	Virtus Mid Cap Value Fund	N/A**	$	96,587

*	Virtus Investments	Virtus Common Stock Fund	N/A**	$	560,251
*	Phoenix Investments	Phoenix Common Stock Fund	N/A**	$	3,374,219
*	Phoenix Investments	Phoenix Common Stock Fund Interest Bearing Cash FMTC Institutional Cash Portfolio Money Market Fund Class 1	N/A**	$	136,723
*	Participant Loans	Participant Loans (maturity of 1 to 30 years at 5.00%-10.50% collateralized by participant account balances)		$	1,744,558
	Total			$	108,115,984

* Represents a party-in-interest to the Plan.
** Cost information has been omitted for participant directed investments.